UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06029175

March 21, 2006

RECD S.E.C.
MAR 2 2 2006
1088

NO ACT

Daniel S. Brown
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2006

Re: Energy East Corporation
Incoming letter dated January 19, 2006

Dear Mr. Brown:

This is in response to your letters dated January 19, 2006 and February 22, 2006 concerning the shareholder proposal submitted to Energy East by Emil Rossi. We also have received a letter on the proponent's behalf dated February 14, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1046861

LeBoeuf, Lamb, Greene & MacRae LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

E-MAIL ADDRESS: DSBROWN@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8382
WRITER'S DIRECT FAX: (212) 649-0462

January 19, 2006

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Energy East Corporation - 2006 Annual Meeting**

Gentlemen:

We are writing on behalf of our client, Energy East Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the shareholder proposal and the supporting statement regarding simple majority shareholder voting submitted by Mr. Emil Rossi (the "Proposal") may be omitted from the Company's proxy materials used in connection with its 2006 Annual Meeting of Stockholders.

The Proposal, a copy of which is attached hereto as Exhibit A, reads as follows:

> "RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%."

The supporting statement goes on to note that, "This proposal does not address a majority vote standard in director elections…." Mr. Rossi designates Mr. John Chevedden (collectively, "Proponent") as his designated representative for purposes of the Proposal.

We hereby request, on behalf of the Company, that the Staff of the Division of Corporation Finance not recommend enforcement action if the Company's management omits the Proposal from its 2006 proxy statement and proxy ("proxy materials") on the following grounds:

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented it.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the supporting statement contains false and misleading statements and the Proposal is so vague and indefinite that the inclusion of the Proposal and supporting statement in the proxy materials would result in, among other things, false and misleading statements pursuant to Rule 14a-9.

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented it.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. The Proposal recommends that "...our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." On January 10, 2006 the Board of Directors substantially implemented the Proposal's recommendation by taking the actions set forth below and agreeing to recommend to stockholders the elimination of super-majority shareholder voting.

The Board amended the Company's By-Laws to delete a provision in By-Law 43 requiring a two-thirds vote of the outstanding shares to amend By-Laws 6, 7, 8 and 10 (addressing advance notice of director nominations; advance notice of business matters to be presented at the annual stockholder meeting; special meetings of stockholders and board composition/director removal, respectively).[1] The Company's Certificate of Incorporation, however, contains a parallel provision that requires a vote of two-thirds of the outstanding shares for approval of amendments to these By-Laws. The Board therefore agreed to recommend an amendment to the Company's Certificate of Incorporation at the 2006 Annual Meeting of Stockholders to delete that super-majority provision.

In addition, because the Company was formed under the New York Business Corporation Law ("NYBCL") on September 23, 1997, the following NYBCL provisions require the approval of two-thirds of all outstanding shares entitled to vote thereon: (i) mergers (NYBCL §903), (ii) the sale, lease, exchange or disposition of all, or substantially all, of the assets of the Company (NYBCL §909); (iii) share exchanges (NYBCL §913); and (iv) dissolution of the Company (NYBCL §1001). These provisions of the NYBCL were amended effective February 23, 1998 to

[1] The Board has the authority to amend the By-Laws without shareholder approval.

provide that corporations formed before February 23, 1998, such as the Company, may amend their Certificates of Incorporation to expressly provide that the actions set forth in those provisions may be approved by the vote of a majority of the shares entitled to vote thereon. The Company's Certificate of Incorporation already expressly provides that mergers may be approved by the vote of a majority of the votes entitled to be cast. On January 10, 2006, the Board of Directors agreed to recommend to shareholders at the 2006 Annual Meeting of Stockholders an amendment to the Company's Certificate of Incorporation to eliminate the other NYBCL super-majority voting provisions.

The Board of Director's actions are described in a Current Report on Form 8-K filed with the Commission on January 10, 2006. A copy of the 8-K and the resolutions adopted by the Board of Directors on January 10, 2006 (which set forth the text of the proposed amendments to the Certificate of Incorporation) are attached hereto as Exhibits B and C, respectively.

Staff has recently confirmed that companies may omit proposals where their boards have agreed to recommend to shareholders actions that would substantially implement a proposal. *Electronic Data Systems Corporation* (January 24, 2005) (board approved the submission of a proposal to shareholders to amend charter to eliminate super-majority provisions); *Sabre Holdings Corporation* (March 2, 2005) (board approved the submission of a proposal to shareholders to amend charter to provide for the annual election of directors); *Raytheon Company* (February 11, 2005) (board approved the submission of a proposal to shareholders to implement the annual election of directors). Further, in determining whether a procedure or policy has been substantially implemented, Staff does not require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). All that is necessary is that the company actions satisfactorily address the underlying concerns of the proposal. *Masco Corporation* (March 29, 1999).

The adopted By-Law amendment and the proposed Certificate of Incorporation amendments will eliminate the super-majority votes that apply to votes by the Company's shareholders to the greatest extent permitted by the NYBCL.[2] The Board of Directors of the Company will recommend to shareholders that they approve the proposed amendments in the Company's proxy materials and the Company will solicit proxies and take other reasonable actions consistent with its past practice to obtain the support of the required two-thirds vote of outstanding shares in order for

[2] The Company contacted the Proponent to inform him of the actions taken by its Board on January 10, 2006. In subsequent discussions and correspondence, the Proponent appeared to be satisfied with the actions taken by the Board, but, as indicted in section 2 below, the Proponent questioned whether § 912 of the NYBCL requires a super-majority shareholder vote. Although the Company has discussed with the Proponent the operation of § 912, the Proponent has not confirmed to date whether he believes that NYBCL § 912 contains a super-majority shareholder vote requirement. As discussed in section 2 below, § 912 of the NYBCL does not require a super-majority shareholder vote.

the amendments to be approved by shareholders.[3] The officers of the Company have already been authorized to file the necessary amendments to the Company's Certificate of Incorporation with the New York State Department of State, subject to approval by shareholders. The Board of Directors of the Company has therefore taken all steps within its power to eliminate super-majority voting provisions to the greatest extent permitted by the NYBCL and has substantially implemented the Proposal.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the supporting statement contains false and misleading statements and the Proposal is so vague and indefinite that the inclusion of the Proposal and supporting statement in the proxy materials would result in, among other things, false and misleading statements pursuant to Rule 14a-9.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal from its proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (CF), September 15, 2004, confirms that rule 14a-8(i)(3) permits a company to exclude a proposal if the company demonstrates objectively that a factual statement in the proposal or supporting statement is materially false or misleading, or the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal nor the company in implementing the proposal would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

The premise of the Proponent's supporting statement is materially false and misleading. The supporting statement states "for example, in requiring a 75% vote to make key governance changes, if 74% vote yes and only 1% vote no - only 1% could force their will on the overwhelming 74% majority at our company." The supporting statement goes on to state, "An awesome 75% shareholder vote was required to make certain key changes – Entrenchment concern." As stated above, the only super-majority provisions that apply to the Company require, for certain matters, a two-thirds vote of the outstanding shares entitled to vote and no provision requires a 75% vote. This can be objectively confirmed by reference to the Company's Certificate of Incorporation and By-Laws and the NYBCL.

The misstatement of the super-majority voting provisions applicable to the Company upon which Proponent asks shareholders to vote is material to the Proposal. The operation and effect of the existing super-majority votes is central to a shareholder's consideration of the merits of the Proposal. The Company should be permitted to omit the Proposal because objectively the supporting statement is materially false and misleading.

[3] A two-thirds vote is required under the NYBCL to amend a provision in a company's certificate of incorporation or a provision of the NYBCL that requires a two-thirds vote for the underlying shareholder action.

The proposal is also vague and indefinite. The second sentence of the Proposal states: "This proposal is focused on voting requirements no higher than approximately 51%." This sentence is vague and indefinite because it does not present a complete voting standard as it omits what the percentage is based upon. Does Proponent intend a vote of 51% of (i) the outstanding shares entitled to vote, (ii) the shares represented at the shareholder meeting where the vote is taking place, (iii) the votes actually cast for a proposal at a shareholder meeting without regard to abstentions, or (iv) some other basis on which the calculation is based? This vagueness makes it difficult for the Company to be able to determine with any reasonable certainty exactly what voting threshold the Proposal contemplates.

Furthermore, based on discussions and correspondence with the Proponent subsequent to the Board's action on January 10, 2006 (copies of which are set forth as Exhibit D), the Proponent has said that it seems that § 912 of the NYBCL imposes a super-majority shareholder vote and has observed that the Company has not yet exercised an "opt-out" contained in that statute. NYBCL § 912 is generally referred to as a "business combination" or "fair price statute." In certain situations where the price to be offered to shareholders in a merger or other business combination described in the section, is less than the price paid by an interested shareholder during its acquisition of an initial block of 20% or more of the outstanding shares of a corporation, and the corporation's board has not pre-approved the transaction, the shareholders other than the interested shareholder may be requested to approve the business combination. In such cases, the shareholder voting standard set forth in NYBCL § 912(b)(2) is "a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder." The shares held by the interested shareholder are simply deducted from the total outstanding shares, resulting in a simple majority vote of the non-interested shareholders. In no way could NYBCL § 912(b)(2) result in a super-majority vote requirement. For example, if the interested shareholder held the minimum 20% of outstanding voting shares to trigger this section, just 40% plus one share of the total outstanding shares could approve the business combination. Even lower percentages of the total outstanding could approve a business combination if the interested shareholder holds more than the minimum number of shares necessary to trigger a vote under this section.

While the § 912(b)(2) standard excludes certain shares from participating in the vote, the Proposal does not, as discussed above, address how to determine the base from which a majority is measured. The Proposal certainly does not address whether an interested shareholder may participate in a shareholder vote. Furthermore, there is nothing in the Proposal or supporting statement that would provide the Company's shareholders with fair warning that approval of the Proposal could result in the Company opting out of NYBCL § 912. Therefore, the Proposal is in violation of Rule 14a-8(i)(3) and it should be omitted from the Company's proxy materials because it is vague and indefinite.

Conclusion

Based on the foregoing, we respectfully request that Staff concur with the Company's view that the Proposal may be omitted from the proxy materials for its 2006 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and the Proposal which is attached as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission and all attachments are being sent simultaneously to the Proponent. This letter is being submitted more than 80 days prior to April 19, 2006, the date on which the Company intends to file definitive copies of its proxy materials relating to the Company's Annual Meeting to be held on or about June 8, 2006.

If you have any questions concerning this submission, please call the undersigned at (212) 424-8382. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. Staff responses sent via fax to the undersigned at (212) 649-0462 will be promptly sent to the Proponent.

Kindly acknowledge receipt of the original and six copies of this letter with attachments, on the enclosed acknowledgement copy of this letter and return in the enclosed self-addressed stamped envelope.

Very truly yours,

Daniel S. Brown

Enclosure

cc: Mr. Emil Rossi
Mr. John Chevedden

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Wesley W. von Schack
Chairman
Energy East Corporation (EAS)
1 Commerce Plaza Ste 1001
Albany NY 12260

Dear Mr. von Schack,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi

Oct-5-05

cc: Robert D. Kump
Corporate Secretary
PH: 207-688-6300
FX: 607 347-2560
FX: 207-688-4254

[October 11, 2005]
3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on voting requirements no higher than approximately 51%.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 75% vote to make key governance changes, if 74% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 74% majority at our company.

This proposal does not address a majority vote standard in director elections which is gaining a groundswell of support as a separate topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- An awesome 75% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- The Chairman of our key Audit Committee had 18 years director tenure – Independence concern.
- Our key Audit Committee met only 6-times in a full year.
- A $250,000 Director's Charitable Giving Program rewarding long-tenure for directors (possibility at the expense of limiting critical feed-back to management) was established in June 2003 – Independence concern.

Our Board has shown that it can make improvements in our corporate governance and I hope our Board takes this opportunity now before it as a ballot item. For example, to our Board's credit we now elect all Directors annually. This started at the 2005 annual meeting and continues.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

EXHIBIT B

RESOLVED, that By-Law No. 43 of the Corporation be, and it hereby is, amended to read as follows:

43. These By-Laws may be altered, amended or repealed, or new By-Laws may be adopted, by the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast, or by the affirmative vote of a majority of the Board of Directors at any meeting duly held as provided above.

RESOLVED, that, subject to approval by the vote of stockholders entitled to cast two-thirds of the votes entitled to be cast at the Corporation's 2006 Annual Meeting of Stockholders, Articles 9 and 10 of the Corporation's Certificate of Incorporation be and they hereby are amended to read as follows:

"9. By-Laws of the Corporation may be altered, amended, repealed or adopted by the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast, or by the affirmative vote of a majority of the Board of Directors at any meeting duly held as provided in the By-Laws of the Corporation.

10. The affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast shall be required to (i) approve the sale, lease or exchange of all or substantially all of the assets of the corporation in accordance with Section 903 of the New York Business Corporation Law ("NYBCL"), (ii) adopt a plan of merger or consolidation in accordance with Section 909 of the NYBCL, (iii) approve a share exchange in accordance with Section 913 of the NYBCL, (iv) dissolve in accordance with Section 1001 of the NYBCL, or (v) act under any successor provision to the foregoing provisions of the NYBCL."

RESOLVED, that, subject to approval by the stockholders of the Corporation, the proper officers of the Corporation be and they hereby are authorized to file with the Department of State of the State of New York a certificate pursuant to Section 805 of the New York Business Corporation Law, effecting such of the foregoing amendments to the Certificate of Incorporation of the Corporation in such form as the officers executing such certificate, with the advice of counsel, deem necessary or desirable; and to take any and all such actions as they, or any of them, in their discretion, shall deem necessary or desirable to carry out the intent and purposes of the foregoing resolutions.

Exhibit C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2006

Commission file number	Exact name of Registrant as specified in its charter, State of incorporation, Address and Telephone number	IRS Employer Identification No.
1-14766	**Energy East Corporation** (Incorporated in New York) 52 Farm View Drive New Gloucester, Maine 04260-5116 (207) 688-6300 **www.energyeast.com**	14-1798693

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The Board of Directors of Energy East Corporation (the Company) believes that majority voting is consistent with promoting stockholder democracy and represents a best practice in corporate governance. Therefore, on January 10, 2006 the Board amended the Company's By-Laws to eliminate a provision in By-Law 43 requiring a two-thirds vote of the outstanding stock to amend By-Laws 6, 7, 8 and 10 (addressing advance notice of director nominations; advance notice of business matters to be presented at the annual stockholder meeting; special meetings of stockholders and Board composition/director removal, respectively). The Company's Certificate of Incorporation, however, contains a parallel provision that requires a vote of at least two-thirds of the outstanding shares for approval of amendments to these By-Laws. The Board has therefore agreed to recommend to shareholders an amendment to the Company's Certificate of Incorporation at the 2006 Annual Meeting of Stockholders to eliminate that super-majority provision.

In addition, on January 10, 2006, the Board agreed to recommend to shareholders at the 2006 Annual Meeting of Stockholders, an amendment to the Company's Certificate of Incorporation to eliminate statutory super-majority shareholder voting provisions currently in effect with respect to sales of all or substantially all of the Company's assets, share exchanges and dissolution. Under the New York Business Corporation Law, the Company's Certificate of Incorporation may be amended to specifically provide that such matters shall be approved by the vote of a majority of the outstanding shares entitled to vote thereon rather than the two-thirds vote provided by statute.

The text of the Company's By-Law No. 43, as amended is attached as Exhibit 99-1 to this document. The Company plans to file the By-Laws of the Company as amended January 10, 2006, as an exhibit to its Form 10-K for the fiscal year ended December 31, 2005.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99-1 Amendment to Energy East Corporation's By-Law No. 43.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY EAST CORPORATION
(Registrant)

Date: January 10, 2006

By __________________________

Robert D. Kump
Vice President, Controller
and Chief Accounting Officer

Exhibit 99-1

Amended By-Law 43

Energy East Corporation's By-Law No. 43 was amended on January 10, 2006, to read as follows:

"43. These By-Laws may be altered, amended or repealed, or new By-Laws may be adopted, by the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast, or by the affirmative vote of a majority of the Board of Directors at any meeting duly held as provided above."

Exhibit D

From: Kump, Robert
Sent: Wednesday, January 11, 2006 3:22 PM
To: 'olmsted7p@earthlink.net'
Subject: Energy East Board action on majority voting
Importance: High
Sensitivity: Confidential

Dear John,

As we discussed earlier, below are three files which explain the action our Board took yesterday so that in the future all items subject to shareholder vote would require a simple majority. The first is our 8-K, and the other two are the bylaw amendment in both clean and blacklined formats.

As I mentioned and is discussed in the 8-K, two of the changes will require shareholder vote at this year's annual meeting, and I confirmed that the vote required will be 2/3 of shares outstanding. We expect these proposals to be approved by shareholders given that historically nearly 85% of Energy East outstanding shares are voted at our annual meetings, these proposals represent improvements in our governance practices and will be supported by management and the Board, and experience at other companies with similar proposals shows strong shareholder support.

We believe yesterday's action by the Board addresses the issues raised in your (and Mr. Rossi's) proposal, and would ask that you consider withdrawing your proposal accordingly. I will follow up with you on Friday. Alternatively, please feel free to contact me at any time at the phone number below.

<<1-10-06 8-Kdoc.doc>> <<1-10-06 8k.doc>> <<By-law 43 (2) blackline.DOC>>

Sincerely,

Robert Kump

Vice President, Controller and Chief Accounting Officer

Energy East Corporation

52 Farm View Drive

New Gloucester, ME 04260

Ph:(207) 688-4302 Fax (207) 688-4331

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 12, 2006 12:59 PM
To: Kump, Robert
Subject: Re: Energy East Board action on majority voting (EAS)

Mr. Kump,

Thank you for the details on transitioning to simple majority vote.

Please
advise whether each of these super majority vote items will be addressed by the 2006 company ballot item(s).

Thank you.

John Chevedden

Bylaws Amendment Notes
Approval of holders of 75% of shares is required to amend By-Laws 6 (advance notice of shareholder director nominations), 7 (advance notice of matters to be raised by shareholders at a meeting), 8 (special meetings of shareholders), 10 (filling of board vacancies, removal of directors, powers of directors) or 43 (amendment of bylaws).

Merger Vote Notes
A provision of New York law from which Energy East Corporation has not opted out prohibits a corporation from engaging in a Business Combination (as defined in the statute) with an Interested Shareholder (as defined in the
statute) for a period of five years following the date on which the Interested Shareholder became an Interested Shareholder, unless (1) the board has approved the Business Combination or the transaction by which the Interested Shareholder became an Interested Shareholder, or (2) certain requirements as to price and procedure are satisfied. After the five-year period has elapsed, the corporation may engage in the Business Combination with the Interested Shareholder if holders of a majority of stock not owned by the Interested Shareholder approve the Business Combination.

-----Original Message-----
From: Kump, Robert
Sent: Thursday, January 12, 2006 2:19 PM
To: 'J'
Subject: RE: Energy East Board action on majority voting (EAS)

Dear John,

The company's 2006 ballot items will address all the items noted below under "Bylaw Amendment Notes" (ie. By-laws 6,7,8,10 and 43). I would note, however, that the current vote standard is not 75%, but rather 2/3 as we discuss in our 8-K. Regardless, the Board will be recommending majority voting for all these items.

The merger vote item noted below, as you correctly state, already requires only a majority vote.

Please call if you have any further questions.

Robert Kump
Vice President, Controller and Chief Accounting Officer Energy East Corporation
52 Farm View Drive
New Gloucester, ME 04260
Ph:(207) 688-4302 Fax (207) 688-4331

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 12, 2006 11:13 PM
To: Kump, Robert
Subject: Re: Energy East Board action on majority voting (EAS)

Mr. Kump,
"If holders of a majority of stock not owned by the Interested Shareholder approve the Business Combination" seems to mean a supermajority vote of outstanding shares would be required on at least one item.

Sincerely,
John Chevedden

-----Original Message-----
From: Kump, Robert
Sent: Wednesday, January 18, 2006 11:59 AM
To: 'J'
Subject: RE: Energy East Board action on majority voting (EAS)

Dear John,

Per our discussion, attached is an excerpt from the ISS Proxy Voting Manual which you may find helpful. I would point to two areas in particular.

The second sentence under the section "Supermajority votes to approve mergers" states: "As a matter of principle, shareholder desires should be carried out with a majority vote of the disinterested shares.

Also the last paragraph discusses the benefits of a fair price provision.

I will call you to discuss

Robert Kump
Vice President, Controller and Chief Accounting Officer Energy East Corporation
52 Farm View Drive
New Gloucester, ME 04260
Ph:(207) 688-4302 Fax (207) 688-4331

Supermajority Vote Requirements

Vote ***AGAINST*** proposals to require a supermajority shareholder vote.

Vote ***FOR*** proposals to lower supermajority vote requirements.

Discussion

"Lock-in" votes: charter and bylaws

Supermajority shareholder vote requirements for charter or bylaw amendments are often the result of "lock-in" votes, which are the votes required to repeal new provisions to the charter. For instance, an amendment to classify a firm's board of directors may be accompanied by a lock-in provision requiring that a supermajority shareholder vote (usually between two-thirds and 80 percent) be necessary to declassify the board. Lock-in provisions typically accompany amendments that are harmful to shareholders. Very few companies require that all charter and bylaw amendments receive the support of a supermajority of voting shares.

Impact of supermajority provisions

Supermajority provisions violate the principle that a simple majority of voting shares should be all that is necessary to effect change regarding a company and its corporate governance provisions. Requiring more than this may permit managements to entrench themselves by blocking amendments that are in the best interests of shareholders.

That aside, supermajority provisions can have a future backlash on managements as well. Sealed Air Corp., for example, inherited an 80-percent lock-in from its predecessor company before merging with a unit of W.R. Grace & Co. After three attempts, including two adjournments of the 1999 annual meeting to solicit additional proxies, Sealed Air was finally able to garner the 80-percent approval threshold to repeal its classified board, reestablish written consent, and allow shareholders to amend the bylaws with a simple majority vote.

Supermajority votes to approve mergers

Shareholders should similarly oppose supermajority vote requirements to approve mergers and other business combinations. As a matter of principle, shareholder desires should be carried out with a majority vote of the disinterested shares. There are also practical reasons to oppose supermajority vote requirements. For example, irregularities in the proxy system (proxies that are never received by shareholders or that arrive too late for a vote, and proxies that are invalidated for bearing the wrong signatures) and the growing size of management and ESOP holdings, may make a supermajority requirement unreachable at times for purely technical reasons. The difficulty shareholders may experience in approving a merger beneficial to them contributes to the entrenchment of management.

Unrestrictive fair price provisions

An alternative to the supermajority vote requirement for mergers is an unrestrictive fair price provision. Such a provision ensures that shareholders receive fair compensation for their shares in the event of a merger, and, when not combined with a restrictive shareholder vote requirement, does not significantly contribute to the entrenchment of management.

This is confirmed by a 1999 study by three academics which concludes that supermajority rules discourage a potential acquirer from embarking on a takeover process, but only when a rival bidder might contest the offer-precisely the situation that could generate the greatest economic gain for shareholders. Fair price provisions, on the other hand, ensure that rival bidders who place a higher value on the target than the initial bidder will enter the contest, resulting in the prospect of more value being delivered to investors. Hence, the study demonstrates that supermajority clauses are unambiguously poor policy while fair price provisions may not be.[1]

Notes

[1] Ravid, S. Abraham and Matthew I. Spiegel, "Toehold Strategies, Takeover Laws and Rival Bidders." Journal of Banking and Finance, Vol. 23, No. 8, 1999, pp. 1219-1242.

LeBoeuf, Lamb, Greene & MacRae LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: GWILLIAM@LLGM.COM
WRITER'S DIRECT DIAL: (2 1 2) 424-8064

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
BISHKEK
ALMATY
BEIJING

February 22, 2006

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Energy East Corporation 2006 Annual Meeting – Shareholder Proposal of Emil Rossi**

Gentlemen:

We are writing on behalf of our client, Energy East Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, in response to a letter dated February 14, 2006 (the "February Letter") submitted by John Chevedden, as the representative for Emil Rossi, regarding Mr. Rossi's shareholder proposal (the "Proposal") submitted to the Company. On January 19, 2006 we wrote to the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission asking that they concur with the Company in its view that it may omit the Proposal because (i) it has been substantially implemented under Rule 14a-8(i)(10) and (ii) the Proposal contains false and misleading statements and is so vague and indefinite that it would result in false and misleading statements pursuant to Rule 14a-9 and is therefore excludable under Rule 14a-8(i)(3).

Section 912 of the New York Business Corporation Law

In our January 19, 2006 letter, we discussed the operation of Section 912 of the New York Business Corporation Law ("Section 912") and why it does not impose a supermajority vote. For ease of reference, we have included a copy of Section 912 as Exhibit A. Mr. Chevedden's February Letter disputes this position, although it is not clear how he reads the statute to impose a supermajority vote. We discern his position to be that Section 912 contains a supermajority vote because it potentially excludes a shareholder from voting on a business combination if the shareholder is no longer an "interested shareholder" under the statute.

Section 912 defines an interested shareholder as someone who is the beneficial owner of twenty percent or more of the outstanding voting stock of a corporation. The operative provisions of the statute then apply approval or pricing conditions on business combinations with an interested shareholder based on time periods that are measured from the date the interested shareholder first met the 20% threshold. It is immaterial under the statute whether the interested shareholder has subsequently reduced his holdings below the 20% threshold.[1] There is no doubt that a shareholder who exceeded the interested shareholder threshold (but may no longer hold 20% of the outstanding voting stock) and then seeks to acquire the remaining interests in the target company in a business combination governed by Section 912 is still very "interested" in the vote. Section 912 intentionally excludes the shares of such a shareholder from voting because his interest - completing the business combination at the lowest possible price - is directly opposite that of the remaining shareholders of the target company whose interests will be liquidated by the business combination. Therefore, while the statute may apply for more than five years after a shareholder triggers the interested shareholder threshold, it only excludes the votes of interested shareholders.

More importantly, the vote required under Section 912 has always been commonly viewed as imposing a simple majority vote. The legislative history of Section 912 states that "[a]ny business combination implemented after the five year period that was not [approved by the board of directors] would either have to be with the approval of a <u>majority</u> of the disinterested shareholders or be at a fair price per share..."[2] (emphasis added). Institutional Shareholder Services, a leading proxy advisor and corporate governance advocate, notes in its 2005 Proxy Voting Manual that New York's Section 912 does not provide for a supermajority voting requirement.[3]

As we noted in our January 19, 2006 letter, the Proposal does not specify the basis for determining which shares are counted in a majority shareholder vote and, it certainly does not address whether an interested shareholder's shares should be included as voting shares. The Proposal and the supporting statement do not in any way address Section 912. To the extent that the Proposal seeks to treat Section 912 differently from the accepted reading of that statute as a majority vote statute, the Proposal is vague and indefinite in violation of Rule 14a-9. The Company has substantially implemented the Proposal within the interpretations of Rule 14a-8(i)(10) by eliminating all provisions that are commonly understood to require a supermajority vote. Its actions have therefore satisfactorily addressed the underlying concerns of the Proposal.

---

[1] Section 912(d)(4) provides an exception for inadvertent acquisitions of 20% as long as the stockholder promptly divests itself of sufficient shares.

[2] Memorandum Accompanying Governor's Program Bill 111, 1985 Extraordinary Session.

[3] Institutional Shareholder Services 2005 Proxy Voting Manual, Chapter 6 State of Incorporation, Table 6-2.

Two-Thirds Voting Provisions

The Company amended its Certificate of Incorporation and By-laws in April 1999 to reduce the vote required to amend By-Laws 6, 7, 8, 10 or 43 from a 3/4ths vote of the outstanding shares entitled to vote to a 2/3rds vote. A certified copy of the 1999 Certificate of Amendment is attached hereto as Exhibit B. The Certificate of Amendment is also available on EDGAR as an Exhibit to the Company's Form 10-Q for the quarter ended March 31, 1999.

By-Law 43 was amended on January 10, 2006 to eliminate the 2/3rds vote requirement to amend By-Laws 6, 7, 8, 10 or 43. By-law 43 as currently in effect is attached to the Form 8-K previously submitted. The prior version of By-Law 43 that required the vote of 2/3rds of the outstanding shares entitled to vote is attached as Exhibit 3-5 to the Company's Form 10-Q for the quarter ended March 31, 2005. Mr. Chevedden's reliance on The Corporate Library is misplaced.

The applicable voting standard is a material fact that is central to the Proposal. Proponent's insistence on misstating this objective fact would result in a clear violation of Rule 14a-9 and is a sufficient basis for the Company to exclude the Proposal under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, we respectfully request that Staff concur with the Company's view that the Proposal may be omitted from the proxy materials for its 2006 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and Exhibits A and B. In accordance with Rule 14a-8(j), a copy of this submission and all attachments are being sent simultaneously to the Proponent.

If you have any questions concerning this submission, please call the undersigned at (212) 424-8064 or Daniel Brown at (212) 424-8382. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. Staff responses sent via fax to the undersigned at (212) 649-0462 will be promptly sent to the Proponent.

Kindly acknowledge receipt of the original and six copies of this letter with attachments, on the enclosed acknowledgement copy of this letter and return in the enclosed self-addressed stamped envelope.

Very truly yours,

George M. Williams

Enclosure

cc: Mr. Emil Rossi
Mr. John Chevedden

McKINNEY'S

CONSOLIDATED LAWS

OF

NEW YORK

ANNOTATED

Book 6

Business Corporation Law
§§ 801 to 1311

With Annotations
From
State and Federal Courts
and
State Agencies

THOMSON
WEST

Mat #40115056

7. Bonds

Where the president of a corporation received the notes of the corporation, secured by its bonds delivered as collateral for a sum due him upon his salary, such a debt fairly and honestly incurred could be so secured, and he was entitled to prove such bonds and one to whom bonds were pledged as security for an indebtedness for rent of offices was entitled to prove them. Duncomb v. New York, etc., R. Co., 1881, 84 N.Y. 190.

8. Default

Where a corporation, unable to pay the amount of an installment due to the mortgagee, entered into an agreement with the latter, whereby he agreed to accept a less sum than the principal in full payment of the mortgage if paid on or before a future date named, and the corporation agreed that in default of payment as specified a duly executed deed of the premises should be delivered to the mortgagee, the agreement was valid and the act of the trustees in executing the deed was not ultra vires. Wolf v. Arminus Copper Mine Co., 1894, 6 Misc. 562, 59 N.Y.St. Rep. 647, 27 N.Y.S. 642. See, also, Abbot v. Hard Rubber Co., 1861, 33 Barb. 578.

§ 912. Requirements relating to certain business combinations

(a) For the purposes of this section:

(1) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified person.

(2) "Announcement date", when used in reference to any business combination, means the date of the first public announcement of the final, definitive proposal for such business combination.

(3) "Associate", when used to indicate a relationship with any person, means (A) any corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of voting stock, (B) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (C) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

(4) "Beneficial owner", when used with respect to any stock, means a person:

(A) that, individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly; or

(B) that, individually or with or through any of its affiliates or associates, has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding (whether or not in writing), or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the beneficial owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding (whether or not in writing); provided, however, that a person shall not be deemed the beneficial owner of any stock under this item if the agreement, arrangement or understanding to vote such stock (X) arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made in accordance with the applicable rules and regulations under the Exchange Act[1] and (Y) is not then reportable on a Schedule 13D under the Exchange Act (or any comparable or successor report); or

(C) that has any agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of clause (B) of this subparagraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(5) "Business combination", when used in reference to any domestic corporation and any interested shareholder of such corporation, means:

(A) any merger or consolidation of such corporation or any subsidiary of such corporation with (i) such interested shareholder or (ii) any other corporation (whether or not itself an interested shareholder of such corporation) which is, or after such merger or consolidation would be, an affiliate or associate of such interested shareholder;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with such interested shareholder or any affiliate or associate of such interested shareholder of assets of such corporation or any subsidiary of such corporation (i) having an aggregate market value equal to ten percent or more of the aggregate market value of all the assets, determined on a consolidated basis, of such corporation, (ii) having an aggregate market value equal to ten percent or more of the aggregate market value of all the outstanding stock of such corporation, or (iii) representing ten percent or more of the earning power or net income determined on a consolidated basis, of such corporation;

(C) the issuance or transfer by such corporation or any subsidiary of such corporation (in one transaction or a series of transactions) of any stock of such corporation or any subsidiary of such corporation which has an aggregate market value equal to five percent or more of the aggregate market value of all the outstanding stock of such corporation to such interested shareholder or any affiliate or associate of such interested shareholder except pursuant to the exercise of warrants or rights to purchase stock offered, or a dividend or distribution paid or made, pro rata to all shareholders of such corporation;

(D) the adoption of any plan or proposal for the liquidation or dissolution of such corporation proposed by, or pursuant to any agreement, arrangement or understanding (whether or not in writing) with, such interested shareholder or any affiliate or associate of such interested shareholder;

(E) any reclassification of securities (including, without limitation, any stock split, stock dividend, or other distribution of stock in respect of stock, or any reverse stock split), or recapitalization of such corporation, or any merger or consolidation of such corporation with any subsidiary of such corporation, or any other transaction (whether or not with or into or otherwise involving such interested shareholder), proposed by, or pursuant to any agreement, arrangement or understanding (whether or not in writing) with, such interested shareholder or any affiliate or associate of such interested shareholder, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of voting stock or securities convertible into voting stock of such corporation or any subsidiary of such corporation which is directly or indirectly owned by such interested shareholder or any affiliate or associate of such interested shareholder, except as a result of immaterial changes due to fractional share adjustments; or

(F) any receipt by such interested shareholder or any affiliate or associate of such interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by or through such corporation.

(6) "Common stock" means any stock other than preferred stock.

(7) "Consummation date", with respect to any business combination, means the date of consummation of such business combination, or, in the case of a business combination as to which a shareholder vote is taken, the later of the business day prior to the vote or twenty days prior to the date of consummation of such business combination.

(8) "Control", including the terms "controlling", "controlled by" and "under common control with", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the owner-

ship of voting stock, by contract, or otherwise. A person's beneficial ownership of ten percent or more of a corporation's outstanding voting stock shall create a presumption that such person has control of such corporation. Notwithstanding the foregoing, a person shall not be deemed to have control of a corporation if such person holds voting stock, in good faith and not for the the [2] purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more beneficial owners who do not individually or as a group have control of such corporation.

(9) "Exchange Act" means the Act of Congress known as the Securities Exchange Act of 1934,[1] as the same has been or hereafter may be amended from time to time.

(10) "Interested shareholder", when used in reference to any domestic corporation, means any person (other than such corporation or any subsidiary of such corporation) that

(A)(i) is the beneficial owner, directly or indirectly, of twenty percent or more of the outstanding voting stock of such corporation; or

(ii) is an affiliate or associate of such corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of twenty percent or more of the then outstanding voting stock of such corporation; provided that

(B) for the purpose of determining whether a person is an interested shareholder, the number of shares of voting stock of such corporation deemed to be outstanding shall include shares deemed to be beneficially owned by the person through application of subparagraph four of this paragraph but shall not include any other unissued shares of voting stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(11) "Market value", when used in reference to stock or property of any domestic corporation, means:

(A) in the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the composite tape for New York stock exchange-listed stocks, or, if such stock is not quoted on such composite tape or if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the board of directors of such corporation in good faith; and

(B) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the board of directors of such corporation in good faith.

(12) "Preferred stock" means any class or series of stock of a domestic corporation which under the by-laws or certificate of incorporation of such corporation is entitled to receive payment of dividends prior to any payment of dividends on some other class or series of stock, or is entitled in the event of any voluntary liquidation, dissolution or winding up of the corporation to receive payment or distribution of a preferential amount before any payments or distributions are received by some other class or series of stock.

[*(13) Repealed.*]

(14) "Stock" means:

(A) any stock or similar security, any certificate of interest, any participation in any profit sharing agreement, any voting trust certificate, or any certificate of deposit for stock; and

(B) any security convertible, with or without consideration, into stock, or any warrant, call or other option or privilege of buying stock without being bound to do so, or any other security carrying any right to acquire, subscribe to or purchase stock.

(15) "Stock acquisition date", with respect to any person and any domestic corporation, means the date that such person first becomes an interested shareholder of such corporation.

(16) "Subsidiary" of any person means any other corporation of which a majority of the voting stock is owned, directly or indirectly, by such person.

(17) "Voting stock" means shares of capital stock of a corporation entitled to vote generally in the election of directors.

(b) Notwithstanding anything to the contrary contained in this chapter (except the provisions of paragraph (d) of this section), no domestic corporation shall engage in any business combination with any interested shareholder of such corporation for a period of five years following such interested shareholder's stock acquisition date unless such business combination or the purchase of stock made by such interested shareholder on such interested shareholder's stock acquisition date is approved by the board of directors of such corporation prior to such interested shareholder's stock acquisition date. If a good faith proposal is made in writing to the board of directors of such corporation regarding a business combination, the board of directors shall respond, in writing, within thirty days or such shorter period, if any, as may be required by the Exchange Act, setting forth its reasons for its decision regarding such proposal. If a good faith proposal to purchase stock is made in writing to the board of directors of such corporation, the board of directors, unless it responds affirmatively in writing within thirty days or such shorter period, if any, as may be required by the Exchange Act, shall be deemed to have disapproved such stock purchase.

(c) Notwithstanding anything to the contrary contained in this chapter (except the provisions of paragraphs (b) and (d) of this section), no domestic corporation shall engage at any time in any business combination with any interested shareholder of such corporation other than a business combination specified in any one of subparagraph (1), (2) or (3):

(1) A business combination approved by the board of directors of such corporation prior to such interested shareholder's stock acquisition date, or where the purchase of stock made by such interested shareholder on such interested shareholder's stock acquisition date had been approved by the board of directors of such corporation prior to such interested shareholder's stock acquisition date.

(2) A business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate or associate of such interested shareholder at a meeting called for such purpose no earlier than five years after such interested shareholder's stock acquisition date.

(3) A business combination that meets all of the following conditions:

(A) The aggregate amount of the cash and the market value as of the consummation date of consideration other than cash to be received per share by holders of outstanding shares of common stock of such corporation in such business combination is at least equal to the higher of the following:

(i) the highest per share price paid by such interested shareholder at a time when he was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of such corporation, for any shares of common stock of the same class or series acquired by it (X) within the five-year period immediately prior to the announcement date with respect to such business combination, or (Y) within the five-year period immediately prior to, or in, the transaction in which such interested shareholder became an interested shareholder, whichever is higher; plus, in either case, interest compounded annually from the earliest date on which such highest per share acquisition price was paid through the consummation date at the rate for one-year United States treasury obligations from time to time in effect; less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per share of common stock since such earliest date, up to the amount of such interest; and

(ii) the market value per share of common stock on the announcement date with respect to such business combination or on such interested shareholder's stock acquisition date, whichever is higher; plus interest compounded annually from such date through the consummation date at the rate for one-year United States treasury obligations from time to time in effect; less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per share of common stock since such date, up to the amount of such interest.

(B) The aggregate amount of the cash and the market value as of the consummation date of consideration other than cash to be received per share by holders of outstanding shares of any class or series of stock, other than common stock, of such corporation is at least equal to the highest of the following (whether or not such interested shareholder has previously acquired any shares of such class or series of stock):

(i) the highest per share price paid by such interested shareholder at a time when he was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of such corporation, for any shares of such class or series of stock acquired by it (X) within the five-year period immediately prior to the announcement date with respect to such business combination, or (Y) within the five-year period immediately prior to, or in, the transaction in which such interested shareholder became an interested shareholder, whichever is higher; plus, in either case, interest compounded annually from the earliest date on which such highest per share acquisition price was paid through the consummation date at the rate for one-year United States treasury obligations from time to time in effect; less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per share of such class or series of stock since such earliest date, up to the amount of such interest;

(ii) the highest preferential amount per share to which the holders of shares of such class or series of stock are entitled in the event of any voluntary liquidation, dissolution or winding up of such corporation, plus the aggregate amount of any dividends declared or due as to which such holders are entitled prior to payment of dividends on some other class or series of stock (unless the aggregate amount of such dividends is included in such preferential amount); and

(iii) the market value per share of such class or series of stock on the announcement date with respect to such business combination or on such interested shareholder's stock acquisition date, whichever is higher; plus interest compounded annually from such date through the consummation date at the rate for one-year United States treasury obligations from time to time in effect; less the aggregate amount of any cash dividends paid, and the market value of any dividends paid other than in cash, per share of such class or series of stock since such date, up to the amount of such interest.

(C) The consideration to be received by holders of a particular class or series of outstanding stock (including common stock) of such corporation in such business combination is in cash or in the same form as the interested shareholder has used to acquire the largest number of shares of such class or series of stock previously acquired by it, and such consideration shall be distributed promptly.

(D) The holders of all outstanding shares of stock of such corporation not beneficially owned by such interested shareholder immediately prior to the consummation of such business combination are entitled to receive in such business combination cash or other consideration for such shares in compliance with clauses (A), (B) and (C) of this subparagraph.

(E) After such interested shareholder's stock acquisition date and prior to the consummation date with respect to such business combination, such interested shareholder has not become the beneficial owner of any additional shares of voting stock of such corporation except:

(i) as part of the transaction which resulted in such interested shareholder becoming an interested shareholder;

(ii) by virtue of proportionate stock splits, stock dividends or other distributions of stock in respect of stock not constituting a business combination under clause (E) of subparagraph five of paragraph (a) of this section;

(iii) through a business combination meeting all of the conditions of paragraph (b) of this section and this paragraph; or

(iv) through purchase by such interested shareholder at any price which, if such price had been paid in an otherwise permissible business combination the announcement date and consummation date of which were the date of such purchase, would have satisfied the requirements of clauses (A), (B) and (C) of this subparagraph.

(d) The provisions of this section shall not apply:

(1) to any business combination of a domestic corporation that does not have a class of voting stock registered with the Securities and Exchange Commission pursuant to section twelve of the Exchange Act,[3] unless the certificate of incorporation provides otherwise; or

(2) to any business combination of a domestic corporation whose certificate of incorporation has been amended to provide that such corporation shall be subject to the provisions of this section, which did not have a class of voting stock registered with the Securities and Exchange Commission pursuant to section twelve of the Exchange Act on the effective date of such amendment, and which is a business combination with an interested shareholder whose stock acquisition date is prior to the effective date of such amendment; or

(3) to any business combination of a domestic corporation (i) the original certificate of incorporation of which contains a provision expressly electing not to be governed by this section, or (ii) which adopts an amendment to such corporation's by-laws prior to March thirty-first, nineteen hundred eighty-six, expressly electing not to be governed by this section, or (iii) which adopts an amendment to such corporation's by-laws, approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation, excluding the voting stock of interested shareholders and their affiliates and associates, expressly electing not to be governed by this section, provided that such amendment to the by-laws shall not be effective until eighteen months after such vote of such corporation's shareholders and shall not apply to any business combination of such corporation with an interested shareholder whose stock acquisition date is on or prior to the effective date of such amendment; or

(4) to any business combination of a domestic corporation with an interested shareholder of such corporation which became an interested shareholder inadvertently, if such interested shareholder (i) as soon as practicable, divests itself of a sufficient amount of the voting stock of such corporation so that it no longer is the beneficial owner, directly or indirectly, of twenty percent or more of the outstanding voting stock of such corporation, and (ii) would not at any time within the five-year period preceding the announcement date with

respect to such business combination have been an interested shareholder but for such inadvertent acquisition; or

(5) to any business combination with an interested shareholder who was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of such corporation on October thirtieth, nineteen hundred eighty-five, and remained so to such interested shareholder's stock acquisition date.

(Added L.1985, c. 915, § 2; amended L.1988, c. 704, § 1; L.1996, c. 404, §§ 3 to 9; L.1997, c. 449, § 60, eff. Feb. 22, 1998.)

[1] 15 USCA § 78a et seq.

[2] So in original.

[3] 15 USCA 78*l*.

Historical and Statutory Notes

L.1997, c. 449 legislation

Par. (d), subpar. (3). L.1997, c. 449, § 60, substituted "a majority of votes" for "the holders, other than interested shareholders and their affiliates and associates, of a majority".

L.1996, c. 404 legislation

Par. (a), subpar. 5. L.1996, c. 404, § 3, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing.

Par. (a), subpar. 10. L.1996, c. 404, § 4, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing.

Par. (a), subpar. 11. L.1996, c. 404, § 5, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing, and omitted reference to definition of resident domestic corporation.

Par. (a), subpar. 12. L.1996, c. 404, § 6, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing.

Par. (a), subpar. 13. L.1996, c. 404, § 7, eff. Jan. 27, 1997, omitted subpar. 13, which defined resident domestic corporation.

Par. (a), subpar. 15. L.1996, c. 404, § 8, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing.

Par. (b). L.1996, c. 404, § 9, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing.

Par. (c). L.1996, c. 404, § 9, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing.

Par. (d). L.1996, c. 404, § 9, eff. Jan. 27, 1997, substituted references to domestic corporations for references to resident domestic corporations, wherever appearing and made technical changes.

Legislative Histories

L.1997, c. 449: For Legislative, Executive or Judicial memorandum relating to this law, see McKinney's 1997 Session Laws of New York, p. 2428.

L.1985, c. 915: For memorandum of the State Executive Department, see McKinney's 1985 Session Laws of New York, p. 3184.

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION
OF
ENERGY EAST CORPORATION
Under Section 805 of the
Business Corporation Law

F990426000308

The undersigned, being the Secretary of Energy East Corporation, a New York corporation, hereby certifies:

FIRST. The name of the corporation is Energy East Corporation. The name under which the corporation was originally formed was NGE Resources, Inc.

SECOND. The Certificate of Incorporation of the corporation was filed by the Department of State on September 23, 1997.

THIRD. The Certificate of Incorporation is amended to effect the following amendments authorized by the Business Corporation Law of the State of New York, namely: Article 4(A) is amended to increase the aggregate number of shares which the corporation is authorized to issue by authorizing One Hundred Million (100,000,000) additional shares of Common Stock, Article 4(B)(1) is amended to provide for cumulative voting in the election of directors, and Article 9 is amended to lower the supermajority stockholder vote requirement.

FOURTH. Article 4(A) of the Certificate of Incorporation of the corporation, relating to the authorized shares of the corporation, is amended to read in its entirety as follows:

> 4. (A) The aggregate number of shares of stock which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000) consisting of:
>
> (1) Three Hundred Million (300,000,000) shares of Common Stock, with a par value of One Cent ($.01) per share; and
>
> (2) Ten Million (10,000,000) shares of Preferred Stock, with a par value of One Cent ($.01) per share.

FIFTH. Article 4(B)(1) of the Certificate of Incorporation relating to the Common Stock of the corporation is amended to read in its entirety as follows:

(1) Common Stock

Each share of Common Stock shall have one vote, except that at all elections of directors by the holders of Common Stock, each holder of Common Stock shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of Common Stock multiplied by the number of directors in the class to be elected, and he may cast all of such votes for a single director in such class or may distribute them among the number of directors in such class to be voted for, or any two or more of them, as he may see fit. Subject to any voting rights which may vest in holders of Preferred Stock under the provisions of any series of Preferred Stock established by the Board of Directors pursuant to authority herein provided and except as otherwise provided by law, the exclusive voting power for all purposes shall be vested in the holders of Common Stock. Subject to the rights of the holders of Preferred Stock under the provisions of any series of Preferred Stock established by the Board of Directors pursuant to authority herein provided, the holders of Common Stock shall be entitled to receive such dividends, in cash, securities, or property, as may from time to time be declared by the Board of Directors. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after payment or provision for payment shall have been made of the amounts to which the holders of Preferred Stock shall be entitled under the provisions of any series of Preferred Stock established by the Board of Directors pursuant to authority herein provided, the holders of Common Stock shall be entitled, to the exclusion of the holders of the Preferred Stock of any series, to share ratably, according to the number of shares held by them, in all remaining assets of the Corporation available for distribution.

SIXTH. Article 9 of the Certificate of Incorporation relating to the supermajority stockholder vote requirement, is amended to read in its entirety as follows:

> 9. By-Laws of the Corporation may be altered, amended, repealed or adopted by the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast, or by the affirmative vote of a majority of the Board of Directors at any meeting duly held as provided in the By-Laws of the Corporation; provided that any alteration, amendment or repeal of, or the adoption of any provision inconsistent with, By-Laws 5, 7, 8, 10 or 43, if by action of the stockholders, shall be only upon the affirmative vote of the stockholders entitled to cast two-thirds of the votes entitled to be cast.

SEVENTH. The foregoing amendments to the Certificate of Incorporation of the corporation were authorized at a meeting of the Board of Directors at which a quorum was present and at a subsequent meeting of stockholders by the vote of a majority of the outstanding shares of Common Stock entitled to vote thereon with respect to the amendments to Article 4(A) and Article 4(B)(1) and by the vote of two-thirds of the outstanding shares of Common Stock entitled to vote thereon with respect to the amendment to Article 9.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment this 26th day of April, 1999.

ENERGY EAST CORPORATION

Daniel W. Farley
Secretary

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 14, 2006 11:31 PM
To: CFLETTERS
Cc: Kump, Robert
Subject: #1 Re Energy East Corporation (EAS) No-Action Request Emil Rossi

#1 Re Energy East Corporation (EAS) No-Action Request Emil Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 14, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Energy East Corporation (EAS)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Emil Rossi

Ladies and Gentlemen:

This is an initial response to the Energy East January 19, 2006 no action request.

According to this extract from The Corporate Library (Source: http://www.boardanalyst.com/companies/company_profile.asp?ID=13415) even 5-years after an Interested Shareholder is no longer an Interested Shareholder there can be a supermajority vote requirement for certain transactions based on the vote of all shares outstanding:
"Merger Vote Notes
"A provision of New York law from which Energy East Corporation has not opted out prohibits a corporation from engaging in a Business Combination (as defined in the statute) with an Interested Shareholder (as defined in the statute) for a period of five years following the date on which the Interested Shareholder became an Interested Shareholder, unless (1) the board has approved the Business Combination or the transaction by which the Interested Shareholder became an Interested Shareholder, or (2) certain requirements as to price and procedure are satisfied. After the five-year period has elapsed, the corporation may engage in the Business Combination with the Interested Shareholder if holders of a majority of stock not owned by the Interested Shareholder approve the Business Combination."

In other words 5-years after giving up Interested Shareholder status, the votes of the Interested Shareholder are not counted in determining a majority vote in certain potential transactions hence a supermajority vote provision remains based on all shares outstanding.

The below text from the same Corporate Library source is the basis of the "75%" text in the rule 14a-8 proposal that the company argues about. This "75%" requirement still applies today.
"Bylaws Amendment Notes
"Approval of holders of 75% of shares is required to amend By-Laws 6 (advance notice of shareholder director nominations), 7 (advance notice of matters to be raised by shareholders at a meeting), 8 (special meetings of shareholders), 10 (filling of board vacancies, removal of directors, powers of directors) or 43 (amendment of bylaws)."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Kump, Robert <Robert.Kump@energyeast.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Energy East Corporation
Incoming letter dated January 19, 2006

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that Energy East may exclude the proposal under rule 14a-8 (i)(10). Accordingly, we will not recommend enforcement action to the Commission if Energy East omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Energy East relies.

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel